      THIS AGREEMENT IS SUBJECT TO ARBITRATION UNDER THE SOUTH CAROLINA UNIFORM ARBITRATION ACT, SECTION 15-48-10 ET SEQ. AND THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION

                           AGREEMENT FOR THE PURCHASE
                               AND SALE OF ASSETS

      THIS AGREEMENT, dated as of April 12, 1996, is by and among All Star Rental, Inc., a South Carolina corporation ("Seller"), Robert D. Simons and Keith Crosby (together, the "Shareholders"), and Bestway, Inc., a Delaware corporation ("Buyer").

      IT IS AGREED AS FOLLOWS:

      1.    Assets to be Transferred

      Seller hereby sells, conveys, assigns and transfers to Buyer or its designated affiliate all of the assets of Seller other than those specifically excluded on Schedule 1.0(a) attached hereto (the "Assets"), free and clear of all liens and encumbrances except with respect to the Assumed Liabilities (as defined herein) under Section 2 (such sale and transfer to be evidenced by the documents of sale, transfer and conveyance listed on Schedule 1.0(b) attached hereto, all such documents to be satisfactory to Buyer in form and substance). Such Assets include, but are not limited to, the following:

            1.1 The Assets located or related to the list of locations listed on Schedule 1.1 attached hereto.

            1.2 It is Buyer's intent to rename all the locations identified in Schedule 1.1 to Bestway Rental, Inc. Buyer may use the tradename "All Star Rental" for a reasonable length of time in order for it to change the names of such locations to "Bestway Rental."

            1.3   All equipment of Seller as listed on Schedule 1.3;

            1.4 Automobiles, trucks and other vehicles owned by Seller as listed on Schedule 1.4 attached hereto;

            1.5 All inventory of Seller which is owned but not leased ("Idle Inventory") as shall exist on the Closing Date, as listed on Schedule 1.5;

            1.6 All inventory in the hands of customers, and the rental contracts related thereto (the "Rental Contracts") as listed on Schedule 1.6;

            1.7 Certain contracts, leases and other agreements to which Seller is a party listed on Schedule 1.7 attached hereto. It is understood that Buyer can not and does not guarantee the amount of rent or the continued occupancy of the locations listed on Schedule 1.7 not covered by a written lease as indicated by "no lease".

            1.8 All books, records and files, and all transferable right, title and interest in and to software and computer programs and other data processing, storage and retrieval systems relating to Seller's business, including, without limitation, all customer and supplier lists, credit information (excluding credit information on Seller) and all employee payroll and personnel records and other similar assets necessary to run the business of Seller; and

            1.9 All accounts receivable other than those shown on Schedule 1.0(a), on the books on the date of transfer, relating to Seller's business, together with any accrued interest, and any other accrued or future right relating to Seller's business to receive money.

      2.    Assumed Liabilities and Excluded Liabilities

      Subject to the proration provisions of Section 3 hereof, Buyer or its designated affiliate agrees to assume the following liabilities (the "Assumed Liabilities"), effective as of the Closing Date, and indemnify and hold Seller harmless on the same:

            2.1 Those liabilities listed in Schedule 2 hereof (including the assumption of any leasehold payments, accounts payable and all outstanding loans with McDonnell Douglas Finance Corporation and Branch Bank and Trust Company); and

            2.2   All obligations under the Rental Contracts listed on Schedule
1.6 hereof.

      Except for the specific debts, obligations and liabilities of Seller set forth in this Section 2, Buyer shall not assume and shall in no event be liable for any debts, obligations or liabilities of Seller, whether accrued, absolute, matured, known or unknown, liquidated or unliquidated, contingent or otherwise.

      3.    Prorations

      Property taxes, yellow page advertising, rental payments on leased properties, utilities and all other revenues and expenses shall be prorated as of the Closing Date, based upon the number of days during the month or year, as the case may be, that Seller has operated the businesses. The Purchase Price shall be adjusted accordingly to reflect any net balance owing, to Buyer or Seller. With respect to any such expense that has not been determined as of the Closing Date (as defined herein), good faith estimates shall be arrived at and adjustments made based upon such estimates. Such estimates shall be re-adjusted when actual figures are available and appropriate credits, if any, given and payments made promptly thereafter.

      4.    Purchase Price, Terms and Allocation

            4.1 Purchase Price. Buyer shall deliver to Seller as soon as practicable after Closing (as defined herein), as and for the purchase price (the "Purchase Price") of the Assets. shares of voting common stock, $0.01 par value per share ("Common Stock"), of Buyer (the "Shares"), in such amount as is based on (i) eight times the Seller's average monthly revenues





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
for January, February and March 1996, as reflected on the unaudited balance sheet of Seller prepared in accordance with generally accepted accounting principles and delivered to Buyer prior to Closing, less (ii) the Assumed Liabilities, divided by (iii) eight.

            4.2 Brokerage Commission. Seller has not employed any broker, agent or finder in connection with any transaction contemplated by this Agreement and hereby indemnifies Buyer against any liability for a brokerage commission or finders fee of any description incurred by Seller with respect to any transaction contemplated by this Agreement.

            4.3 Utility Deposits. Buyer shall pay Seller $3,787.00 for the transfer of all utilities deposits.

            4.4 Personal Property Taxes. Buyer shall pay Seller the sum of $25,902.00 for its pro rata share of personal property taxes through the end of 1996. Seller shall pay $10,098.00 for its pro rata share. This is based on an estimated per diem of $99.00. If the actual amount of the taxes differ, the amount will be adjusted, and Seller and the Shareholders shall refund or Buyer shall pay an additional amount on or before January 1, 1997.

      5.    Representations and Warranties by Seller and Shareholders.

      Seller and Shareholders, jointly and severally, represent and warrant the following:

            5.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina, and has full corporate power to carry on its business as now conducted by it and to own and operate its assets as now owned and operated by it. Seller is qualified to do business and is in good standing in each jurisdiction where such qualification is necessary. Seller is conducting and has in the past conducted its business in accordance with all applicable federal, state and local laws, the violation of which would materially affect the property or business of Seller, and has no notice of any claimed violation of any such laws except as notified in correspondence attached hereto as
Schedule 5.1.

            5.2 Title to Assets. Seller has good, indefeasible and marketable title to the Assets, which are free and clear of all liens and encumbrances except as reflected in Schedule 5.2 and in connection with the Assumed Liabilities. The Assets are in good operating condition and repair, consistent with acceptable industry norms. All liens and encumbrances (other than those in connection with the Assumed Liabilities) shall be paid off and released by Seller as soon as practicable after Closing.

            5.3 Contracts. Attached hereto as Schedule 5.3 is a Schedule of Contracts listing the following contracts, understandings, commitments and agreements to which Seller is a party or is bound:

            (a) All oral or written contracts, other than Rental Contracts, which are listed on Schedule 1.6, understandings or commitments, whether in the ordinary course of business or not, involving a present or future obligation to deliver goods or services of an amount of value in excess of $5,000 each;





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
            (b) All bonus, incentive compensation, profit sharing, pension, vacation, group insurance or employee welfare plans of any nature whatsoever;

            (c) All collective bargaining agreements or other contracts or commitments to or with any labor union, employee representative or group of employees;

            (d) All employment contracts, and all other contracts, agreements or commitments (whether written or oral) to or with individual employees, agents or representatives, for a period in excess of 30 days, or for a remuneration which exceeds or will exceed in accordance with present commitments, $20,000 per annum, identifying the individual and his or her position; and

            (e) Any oral or written contract, understanding or commitment which requires the consent of any party thereto to the consummation of the transaction contemplated by the Agreement.

      To the best knowledge of Seller and the Shareholders, there has not been any default in any obligation to be performed by Seller under any contract, commitment or agreement listed in Schedule 5.3 which default could materially affect the business or property of Seller or the Assets, and Seller has not waived any right under any such contract, commitment or agreement so as to adversely affect the business, Assets or property of Seller. Copies of all such written contracts and written summaries of all such oral contracts have been furnished or made available to Buyer prior to the Closing Date.

            5.4 Franchises, Trademarks, Licenses, etc. Section 1.1 lists all tradenames, any interest in which is owned by or registered in the name of Seller. Seller owns no trademark registration, trademark licenses, patents, patent applications therefor, licenses, authorizations and or other assets of like kind.

            5.5 Litigation. There is no actual or threatened litigation (except as shown on Schedule 5.1), proceeding or governmental investigation in progress, nor is there basis for any affecting the Assets. There is no outstanding order, judgment or award by any court, arbitrator or governmental body against or affecting the Assets.

            5.6 Inventory. Within acceptable industry norms, the inventory of Seller on the Closing Date consists of items substantially all of which were and will be of the usual quality and quantity necessary for the normal conduct of the business and reasonably expected to be useable or rentable within a reasonable period of time in the ordinary course of business, except items of inventory which have been written down to realizable market value or written off completely, and damaged, broken or spoiled items in an amount which does not materially affect the value of the inventory as reflected on said statements. With respect to inventory in the hands of customers for which Seller is committed as of the Closing Date, such inventory is described in
Schedule 1.6 and is reasonably expected to be usable in the ordinary course of business as presently being conducted.

            5.7 Rental Contracts. Schedule 1.6 attached hereto contains a complete and accurate list of all Rental Contracts to which Seller is a lessor as of the Closing Date, the name and address of each lessee, the expiration date of each Rental Contract, the monthly rent and any additional rent payable under such Rental Contract. All of the Rental Contracts are free of liens and encumbrances (except with respect to the Assumed Liabilities), are in compliance with applicable laws, and each customer is in compliance with the terms and conditions thereunder, within the acceptable industry norms.

            5.8 Real Property Leases. Schedule 1.7 includes a complete and accurate list of all real property leases to which the Seller is a party which are to be assigned to Buyer including the address of each property, together with a summary description of the buildings and improvements thereon, the name and address of each lessor where Seller is a tenant and each tenant where Seller is a lessor and the expiration date of each lease. Copies of such leases and any amendments have been furnished to Buyer prior to the Closing Date. Seller is not in default under any of such leases. Except with respect to those locations having "no lease" referenced on Schedule 1.7, Seller is the owner of or is the tenant in good standing under a valid lease with respect to all property used by Seller in the operation of its business which is to be transferred or assigned to Buyer.

            5.9 Employees. Schedule 5.9 contains a list of all employees of Seller, together with their job titles, fringe benefits and date of employment. Seller has previously provided to Buyer compensation information on its employees.

            5.10  Environmental Matters.

            (a) To the best knowledge of Seller and the Shareholders, there has been no storage, generation, manufacture, refinement, transportation, production, treatment or disposal of solid wastes, toxic wastes or hazardous wastes or substances by Seller (or, to the best knowledge of Seller and the Shareholders, any of Seller's predecessors in interest) at the leased properties described on Schedule 1.7 attached hereto in violation of any applicable law or permit or which would require significant remedial action under any such applicable law or permit. To the best knowledge of Seller and the Shareholders, there has been no spill, discharge, leak, emission, injection, escape, dumping or any other release by Seller of any kind onto the leased properties described on Schedule 1.7 attached hereto or from such real properties into the environment surrounding such real properties of any solid wastes, toxic wastes or hazardous wastes or substances as such terms are defined under any such applicable law.

            (b) To the best knowledge of Seller and the Shareholders, Seller has not sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported or accepted for transport any hazardous substance or petroleum, including crude oil or any fraction thereof, to a facility, site or location, which, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any similar state or local law, (a) has been placed or is proposed to be placed, on the National Priorities List or its state equivalent or (b) which is subject to a claim, administrative order or other request to take clean up action, removal or remedial action by any person or entity (including any governmental entity) or which is subject to a claim for damages by any person or entity (including any governmental entity).

            5.11  Taxes.

            (a) Seller has (i) timely filed all returns required to be filed by it with respect to all taxes, (ii) paid all taxes shown to have become due pursuant to such returns and (iii) paid all other taxes for which a notice of assessment or demand for payment has been received.

            (b) All tax returns filed by or on behalf of Seller have been prepared in accordance with all applicable laws and requirements and accurately reflect the taxable income (or other measure of tax) of the corporation filing the return.

            (c) There are no tax liens upon any of the Assets, except liens with respect to personal property taxes not yet delinquent, and Seller is not aware of any audit or other proceeding or investigation, or of any position taken on a tax return of Seller which could give rise to a tax lien upon any Assets.

            5.12  Employment Benefit Plans - ERISA

            (a) Seller does not currently maintain or contribute to and has not maintained or contributed to (i) any incentive, bonus, commission or deferred compensation or severance or termination pay plan, agreement or arrangement, whether formal or informal and whether legally binding or not;
(ii) any pension, profit sharing, stock purchase, stock option, disability, retirement or any other employee benefit plan, agreement or arrangement, whether formal or informal and whether legally binding or not, other than as listed on Schedule 5.12(a)(ii); (iii) any fringe benefit plan, agreement or arrangement, whether formal or informal and whether legally binding or not or
(iv) any other "employee pension benefit plan" as such term is defined in
Section 3(2) of the ERISA (collectively, the "Plans"). With respect to those Plans listed on Schedule 5.12(a)(ii), Seller agrees to immediately disburse all funds under the Plans upon Closing and, shall not grant or issue any additional benefits under such Plans. Seller agrees to terminate and disburse such Plans as soon as practicable after the Closing Date.

            (b) Seller has not engaged in a transaction in connection with which it could be subject either to a civil penalty assessed pursuant to
Section 502(i) of ERISA or a tax imposed by Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code").

            (c) Seller has not maintained or contributed to or been required to contribute to a "multi-employer plan," as such term is defined in Section 4001(a)(3) of ERISA.

            5.13 Certain Information. The information relating to Seller's revenue and bank deposits for the January 1 through April 11, 1996 is accurate and complete in all material respects.

            5.14  Restrictions on Transfer of Shares.

            (a) Seller understands and agrees that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that accordingly they will not be fully transferable except as permitted under various exemptions contained in the Securities Act, or upon satisfaction of the registration and prospectus delivery requirements of the Securities Act. Seller acknowledges that it must bear the economic risk of its investment in the Shares for an indefinite period of time since they have not been registered under the Securities Act and therefore cannot be sold unless they are subsequently registered or an exemption from registration is available.

            (b) Seller hereby represents and warrants to Buyer that it is acquiring the Shares for investment purposes only, for its own account, and not as nominee or agent for any other person, and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act. Seller represents and warrants that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment.

            (c)   Seller hereby agrees with the Buyer as follows:

                  (i) The certificates evidencing the Shares, and each certificate issued in transfer thereof, will bear the following legend:

            "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES OR BESTWAY, INC. RECEIVES AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR BESTWAY, INC.) STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT."

                  (ii) The certificates representing such Shares, and each certificate issued in transfer thereof, will also bear any legend required under any applicable state corporate and state securities law.

                  (iii) Absent an effective notification under Regulation A or registration statement under the Securities Act covering the disposition of the Shares, Seller will not sell, transfer, assign, pledge, hypothecate or otherwise dispose of any or all of the Shares without first providing Buyer with an opinion of counsel (which may be counsel for the Buyer) to the effect that such sale, transfer, assignment, pledge, hypothecation or other disposition will be exempt from the registration and the prospectus delivery requirements of the Securities Act and the registration or qualification requirements of any applicable state securities laws.

                  (iv) Seller consents to Buyer's making a notation on its records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer of the Shares mentioned in this Section 5.14.





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
            (d) Any legend endorsed on a certificate pursuant to Section 5.14(c)(i) hereof and the stop transfer instructions and record notations with respect thereto shall be removed, and Buyer shall issue a certificate without such legend to the holder thereof at such time as the securities evidenced thereby cease to be "restricted securities" under the Securities Act and rules and regulations promulgated thereunder.

            5.15 Full Disclosure. No representation or warranty of Seller or the Shareholders made in this Agreement, nor any written statement furnished to Buyer pursuant hereto, or in connection with the transactions contemplated hereby, heretofore furnished to Buyer by Seller or the Shareholders, contains or will contain any untrue statement of a material fact which affects the Assets of Seller, or Seller's title to the Assets or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading. Seller or the Shareholders have not withheld and will not withhold from Buyer knowledge of any material events, conditions or facts which may affect the Assets or Seller's title to the Assets.

      6.    Representations, Warranties and Covenants by Buyer

      Buyer represents and warrants the following:

            6.1 Organization and Good Standing. Buyer is duly organized and existing and in good standing under the laws of the State of Delaware.

            6.2 Authority. The execution of this Agreement by Buyer, its delivery to Seller and the performance of its terms have been fully authorized by the Board of Directors of Buyer, and no further corporate action will be necessary on its part to make this Agreement valid and binding upon Buyer in accordance with its terms. Neither the execution nor delivery of this Agreement nor its performance will result in a violation or breach of any term or provision of, nor constitute a default under its Certificate of Incorporation or Bylaws.

            6.3 Capitalization. As of the date hereof, there are 20 million authorized shares of Common Stock, 1,500,070 shares of which are outstanding, and one million authorized shares of preferred stock, $10.00 par value per share, none of which is outstanding. The issued and outstanding shares of capital stock of Buyer have been validly issued, are fully paid and nonassessable and were issued in compliance with applicable federal and state laws regulating the offer and sale of securities.

            6.4 Full Disclosure. No representation or warranty of Buyer made in this Agreement, nor any written statement furnished to Seller pursuant hereto, or in connection with the transactions contemplated hereby, heretofore furnished to Seller by Buyer, contains or will contain any untrue statement of a material fact which affects the business or financial condition of Buyer, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

            6.5 Tradenames. Buyer covenants to have the names of all locations listed on Schedule 1.1 changed to "Bestway Rental, Inc." or such other names it deems appropriate (other than tradenames used by Seller) and covenants not to do anything to damage the reputation of





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Seller's tradenames. Buyer further covenants and agrees to indemnify and hold
Seller harmless for any suits and/or damages caused to Seller due to Buyer's limited use of Seller's tradenames.

      7.    Agreements by Seller.

            7.1 Supplying of Information. Seller shall furnish to Buyer or its representatives complete and accurate information as Buyer may reasonable request in cooperation with any investigation or examination of the books and records, accounts, contracts, properties, assets, operations and facilities of Seller. In connection therewith, Seller shall make available to Buyer and its agents all working papers and financial records relating to Seller for the period ended April 11, 1996. The Schedules described in Section 1 and 5 have been delivered prior to the Closing Date. Seller shall supply to Buyer full and adequate information and data as reasonably requested by Buyer in order to be assured that Seller has the right and power to transfer the assets to Buyer, free and clear of any liens, claims, encumbrances or judgments. Any Schedule which is not attached hereto at the time that Buyer executes this Agreement shall not be subsequently attached hereto or incorporated herein unless such
Schedule is acceptable to Buyer.

            7.2 Notices and Approvals. Seller agrees to give all notices to third parties and obtain all consents, approvals, permits and authorizations which may be necessary in connection with this Agreement and the consummation of the transactions contemplated herein, including the written consent of all franchisers and lenders, and releases of all liens and encumbrances attached to the Assets (except in connection with the Assumed Liabilities) on the Closing Date.

            7.3 Employees. Seller will do nothing to dissuade any of its employees from remaining in the employ of Buyer after the Closing, and Seller will not terminate, lay off or transfer any such employees without the written consent of Buyer, prior to the Closing.

            7.4 Further Assurances. Seller will, at the request of Buyer, duly execute and deliver to Buyer a bill of sale in substantially the form of Exhibit A hereto and all such further instruments, assignments, assurances and documents as Buyer may reasonable request in connection with the carrying out of this Agreement.

            7.5 Approval of Sale. Seller will do all things necessary and proper to obtain the approval and authorization of this Agreement and the carrying out of the provisions hereof.

            7.6 Cooperation On Audit. Seller agrees to assist Buyer in the audit of the Assets by Buyer's public accounting firm, and Buyer agrees not to disclose information relating to assets, books and accounts of Seller not purchased by Buyer.

      8.    Conditions Precedent to the Obligation of Buyer to Close.

            The obligation of Buyer to close shall be subject to the following conditions precedent:





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
            8.1 Fulfillment by Seller and Shareholders of their respective covenants, obligations and agreements as set forth in this Agreement

            8.2 The representations of Seller and Shareholders contained in this Agreement shall be accurate in all material respects on the Closing Date. Seller shall deliver to Buyer a certificate dated the Closing Date and executed by such officers of Seller that Buyer shall reasonably require stating that said representations are accurate in all material respects as of the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed by Seller prior to Closing have been performed on or prior to the Closing Date.

            8.3 Buyer shall have received a certified copy of the resolution of the Board of Directors of Seller, certified by its Secretary or an Assistant Secretary, authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby.

            8.4 No material adverse change with respect to the business or financial condition, or the prospects of Seller shall have occurred.

            8.5 Buyer shall have satisfied itself with respect to its due diligence review of Seller's business.

      9. Conditions Precedent to the Obligation of Seller and Shareholders to Close.

            The obligations of Seller and the Shareholders to close shall be subject to the following conditions precedent:

            9.1 Fulfillment by Buyer of its covenants, obligations and agreements as set forth in this Agreement.

            9.2 The representations and warranties of Buyer contained in this Agreement shall be accurate in all material respects on the Closing Date. The Buyer shall deliver to Seller a certificate dated the Closing Date executed by its President or Vice President and its Secretary or an Assistant Secretary or its Treasurer stating that said representations and warranties are accurate in all material respects as of the Closing Date and that all conditions precedent to Closing to be performed by Buyer shall have been performed.

            9.3 Seller shall have received a certified copy of the resolutions of the Board of Directors of Buyer, certified by its Secretary or an Assistant Secretary, authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby.

      10.   Employee Benefits.

            10.1  With respect to any employee of Seller identified on Schedule
5.9 hereof, who, for any reason, has been terminated by Seller, Seller shall pay such employee a severance payment in an amount and on terms equal to the severance payment he or she would have been entitled to under Seller's normal policy.





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
            10.2 Subsequent to Closing, Buyer shall maintain in full force and effect Seller's employee health insurance, and Seller shall deliver to Buyer at the Closing appropriate certificates from the carrier of such insured benefit plans acknowledging and consenting to such continuation of benefits. Buyer shall provide automobile, workers compensation and contents insurance, to become effective on the Closing Date, and shall provide certification of such from the carrier to Seller.

      11. Limitation of Liability. Buyer has waived the requirements of the bulk transfer provisions of the Uniform Commercial Code. Except for the obligations expressly assumed by Buyer hereunder, there shall be no liability or obligation of Buyer to Seller, to Seller's creditors or to others, growing out of or arising from the sale by Seller of the Assets to Buyer under the provisions of this Agreement, nor for any federal, state or local tax liabilities of Seller including any sales tax or title transfer fee attributable to the sale of Assets included herein. Other than in connection with the Assumed Liabilities, Seller agrees to protect Buyer against and hold Buyer harmless from any and all such liabilities and obligations, including all claims made by creditors of Seller.

      12.   Closing Date.

            The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Buyer, 7800 Stemmons Freeway, Suite 320, Dallas, Texas at 9:00 o'clock a.m. on April 11, 1996, such time and date being herein called the "Closing Date".

      13.   Survival of Representations, Warranties, Covenants and Agreements.

            13.1 The representations, warranties, covenants and agreements made herein are true and binding as of the Closing Date and shall continue in full force and effect, on and after the Closing Date for a period of three years, notwithstanding any investigations which may have been made by any of the parties prior thereto.

            13.2 Except as provided in Section 13 hereof, upon receipt of notice thereof, Seller and the Shareholders shall jointly and severally indemnify and hold harmless Buyer from any liability, damage, deficiency, loss, cost or expense, including attorney fees and any costs of investigation (hereinafter referred to as "costs"), arising from or attributable to any breach of any representation, warranty, covenant or agreement made by Seller and/or the Shareholders herein or in any certificate delivered at the Closing with respect thereto, but not taking into effect any reductions or diminutions of any other liabilities or expenses as a result thereof, even though any such representation, warranty, covenant or agreement may have been made by Seller and/or each of the Shareholders in good faith and to the best of its or his knowledge.

            13.3 If any claim of liability is made by a third person against Buyer based on any liability, the existence of which would constitute a breach of any of the representations, warranties, covenants or agreements herein, Buyer shall with reasonable promptness give to Seller and the Shareholders written notice of the claim and request Seller and the Shareholders to defend the same. Seller and the Shareholders shall have the right to defend against such liability at Seller's and the Shareholders' expense, and shall give written notice to Buyer of the commencement of such defense with reasonable promptness after the giving of the written notice of the claim by Buyer. Failure to receive notice from Buyer shall relieve Seller and the Shareholders of any liability which they might otherwise have to Buyer under Section 13.2 hereof. Buyer, its subsidiaries, successors and assigns shall be entitled to participate with Seller and the Shareholders in such defense, but shall not be entitled in any way to release, waive, settle, modify or pay such claim without the consent of Seller and the Shareholders if they have assumed such defense. In the event Seller and the Shareholders have assumed said defense and have employed counsel with respect thereto, Buyer shall also be entitled to employ counsel at Seller's and the Shareholders' expense unless the counsel selected by Seller and the Shareholders is approved by Buyer (which approval shall not be unreasonably withheld) and represents Seller and the Shareholders and Buyer. In the event Seller and the Shareholders do not accept the defense of the matter as provided above, Buyer, its subsidiaries, successors and assigns shall have the full right to defend against such liability, and shall be entitled to settle or agree to pay in full such claimed liability in their sole discretion and thereafter pursue their rights under this Agreement. In the event Seller and the Shareholders shall assume the defense, Seller, the Shareholders and Buyer, their subsidiaries, successors and assigns shall cooperate in the defense of such action, and the records of each shall be available to the other with respect to such defense.

            13.4 Except as provided in Section 13 hereof, upon receipt of notice thereof, Buyer shall indemnify and hold harmless Seller and the Shareholders from any costs, arising from or attributable to (i) any breach of any representation, warranty, covenant or agreement made by Buyer herein or in any certificate delivered at the Closing with respect thereto, but not taking into effect any reductions or diminutions of any other liabilities or expenses as a result thereof, even though any such representation, warranty, covenant or agreement may have been made by Buyer in good faith and to the best of its knowledge, or (ii) any liability arising from the operation of the businesses on or after the Closing Date.

            13.5 If any claim of liability is made by a third person against Seller and/or the Shareholders based on any liability, the existence of which would constitute a breach of any of the representations, warranties, covenants or agreements herein, Seller and the Shareholders shall with reasonable promptness give to Buyer written notice of the claim and request Buyer to defend the same. Buyer shall have the right to defend against such liability at Buyer's expense, and shall give written notice to Seller and the Shareholders of the commencement of such defense with reasonable promptness after the giving of the written notice of the claim by Seller and the Shareholders. Failure to receive notice from Seller and the Shareholders shall relieve Buyer of any liability which it might otherwise have to Seller and the Shareholders under
Section 13.4 hereof. Seller and the Shareholders, their successors and assigns shall be entitled to participate with Buyer in such defense, but shall not be entitled in any way to release, waive, settle, modify or pay such claim without the consent of Buyer if it has assumed such defense. In the event Buyer has assumed said defense and has employed counsel with respect thereto. Seller and the Shareholders shall also be entitled to employ counsel at Buyer's expense unless the counsel selected by Buyer is approved by Seller and the Shareholders (which approval shall not be unreasonably withheld) and represents Buyer, Seller and the Shareholders. In the event Buyer does not accept the defense of the matter as provided above, Seller and the Shareholders, their successors or assigns shall have the full right to defend against such liability, and shall be entitled to settle or agree to pay in full such claimed liability in their sole discretion and thereafter pursue their rights under this Agreement. In the event Buyer shall assume the defense, Buyer, Seller and the Shareholders, their subsidiaries, successors and assigns shall cooperate in the defense of such action, and the records of each shall be available to the other with respect to such defense.

            13.6 If Seller and/or the Shareholders do not agree with the validity of any notice delivered pursuant to Section 13.2 or 13.3, Seller and/or the Shareholders shall send to Buyer a letter of protest signed by the president of Seller or the Shareholders, setting forth in writing the particular disputed item or items and the reasons that Seller and/or the Shareholders disagree therewith. Failure on the part of Seller and/or the Shareholders to furnish to Buyer such a letter of protest within 60 days after having been furnished such a notice shall forever preclude Seller and the Shareholders from contesting any item therein or any item not specifically mentioned in the letter of protest. If Seller or the Shareholders dispute any item or items or the amount or amounts claimed in any such notice, Buyer, Seller and the Shareholders shall meet at the offices of Buyer, or such other place as may be mutually agreeable to them, not later than 45 days after the date of the receipt by Buyer of the written letter of protest to discuss the item or items or the amount or amounts in dispute. All parties shall negotiate in good faith with respect to resolving and settling any such disputed item or items or the amount or amounts thereof. If they are able to negotiate a settlement of all disputed items and the amount or amounts thereof, any amounts owing one to the other shall be promptly remitted. Should the parties be unable to agree as to any particular item or items or amount of aunts, then the parties shall select a mutually agreeable arbitrator to settle such disputed item your claims and the amounts thereof and the decision of the arbitrator shall be binding on the parties. In the event that an arbitrator cannot be mutually agreed upon, such arbitrator shall be selected in accordance with the rules then obtaining of the American Arbitration Association. The opinion of the arbitrator shall be made in writing and mailed to Buyer, Seller and the Shareholders. The arbitrator so selected shall proceed in accordance with the rules of the American Arbitration Association and the costs of such arbitration, including the fees of the arbitrator, shall be paid in accordance with the decision of the arbitrator, provided that the arbitrator shall assess all costs against any party if such arbitrator finds such party did not act in good faith.

            13.7 If Buyer does not agree with the validity of any notice delivered pursuant to Section 13.4 or 13.5, Buyer shall send to Seller and the Shareholders a letter of protest signed by the president of Buyer, setting forth in writing the particular disputed item or items and the reasons that Buyer disagrees therewith. Failure on the part of Buyer to furnish to Seller and the Shareholders such a letter of protest within 60 days after having been furnished such a notice shall forever preclude Buyer from contesting any item therein or any item not specifically mentioned in the letter of protest. If Buyer disputes any item or items or the amount or amounts claimed in any such notice, Seller, the Shareholders and Buyer shall meet at the offices of Seller, or such other place as may be mutually agreeable to them, not later than 45 days after the date of the receipt by Seller and the Shareholders of the written letter of protest to discuss the item or items or the amount or amounts in dispute. All parties shall negotiate in good faith with respect to resolving and settling any such disputed item or items or the amount or amounts thereof. If they are able to negotiate a settlement of all disputed items and the amount or amounts thereof, any amounts owing one to the other shall be promptly remitted. Should Seller, the Shareholders and Buyer be unable to agree as to any particular item or items or amount of amounts, then Seller, the Shareholders and Buyer shall select a mutually agreeable arbitrator to settle such disputed item or claims and the amounts thereof and the decision of the arbitrator shall be binding on such parties. In the event that an arbitrator cannot be mutually agreed upon, such arbitrator shall be selected in accordance with the rules then obtaining of the American Arbitration Association. The opinion of the arbitrator shall be made in writing and mailed to all of the parties. The arbitrator so selected shall proceed in accordance with the rules of the American Arbitration Association and the costs of such arbitration, including the fees of the arbitrator, shall be paid in accordance with the decision of the arbitrator, provided that the arbitrator shall assess all costs against any party if such arbitrator finds such party did not act in good faith.

      14. Expenses. Each party hereto shall bear its own expenses incurred pursuant to this Agreement.

      15. Entire Agreement. This Agreement, together with the Schedules referred to herein which are incorporated herein by this reference, and the agreements referred to herein, shall constitute the entire agreement between the parties hereto with respect to the transactions contemplated hereby.

      16. Construction. The parties hereto agree that this Agreement shall be construed in accordance with the laws of the State of South Carolina.

      17. Number and Gender of Words. When the context so requires in this Agreement, words of gender shall include either or both of the other genders, and the singular number shall include the plural.

      18. Assignment. This Agreement shall be binding upon the parties hereto, their successors and assigns, and shall not be assignable without the express written consent of all parties hereto.

      19. Amendments. This Agreement may be amended only by a written agreement executed by all of the parties hereto.

      20. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person or by registered or certified mail, return receipt requested, postage and fees prepaid, first class mail:

            To:   Seller:

                  All Star Rental, Inc.
                  Attention: Robert D. Simons
                  P.O. Box 40219
                  North Charleston, SC 29423

            To:   Buyer:

                  Bestway, Inc.
                  Attention: Teresa A. Sheffield

                  7800 N. Stemmons Freeway
                  Suite 320
                  Dallas, TX 75247

            To:   Shareholders:

                  Robert D. Simons
                  3025 Ashley Phosphate
                  Suite C2
                  North Charleston, SC 29418

                  Keith Crosby
                  3025 Ashley Phosphate
                  Suite C2
                  North Charleston, SC 29418

Any party hereto may change the address designated for mailing by written notice to the other party by registered or certified mail. It will be deemed delivered upon receipt.

      21. Authority. Each party executing this Agreement warrants his authority to execute this Agreement.

      22. Counterparts. This Agreement may be executed in several counterparts, and it shall not be necessary for each party to execute each of such counterparts. The counterparts, when taken together, shall be deemed to constitute one and the same instrument, enforceable against each party in accordance with its terms.

      23. Structure of Transaction. For federal income tax purposes, it is intended that the purchase of the Assets by Buyer shall qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code. Neither Buyer nor Seller is an investment company as defined in Section
368(a)(2)(F)(iii) and (iv) of the Code.

      As a result of this reorganization, Seller will transfer to Buyer at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of the Seller held by it immediately prior to the reorganization. For this purpose, amounts used to pay reorganization expenses and all redemptions and distributions made by Seller immediately prior to the reorganization will be considered as assets held by the Seller immediately prior to the reorganization. On the date of the reorganization, the fair market value of the assets of the Seller will exceed the sum of its liabilities (including any liabilities to which its assets are subject). Moreover, the Assumed Liabilities and the liabilities to which the transferred Assets of Seller are subject were incurred by Seller in the ordinary course of its business.

      The reorganization and the assumption by Buyer of the Assumed Liabilities pursuant to this reorganization are for a bona fide business purpose and the principal purpose of such reorganization and assumption is not the avoidance of federal income tax on the transfer of the Assets of the Seller to the Buyer. Immediately after the reorganization, Buyer intends to continue the historic business of the Seller or use a significant portion of the historic Assets of the Seller in a business.

      Buyer, Seller and the Shareholders will pay their respective expenses incurred in connection with the reorganization. Additionally, there is no intercorporate indebtedness or other credit or financial arrangement existing between Buyer and Seller.

      The Shareholders have no plan or intent to sell, exchange or otherwise dispose of a number of Shares received in the reorganization that would reduce the ownership by the Shareholders of Buyer's capital stock to a number of Buyer's Shares having a value, as of the date of the reorganization, of less than 50% of the value of all of the formerly outstanding stock of Seller as of the same date. For this purpose, shares of Seller stock exchanged for cash or other property or exchanged for cash in lieu of fractional shares of Buyer's stock will be treated as outstanding Seller stock on the date of the reorganization. Moreover, shares of Seller stock and shares of Buyer stock held by the Shareholders of Seller and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered for this purpose.

      The fair market value of the Shares received by the Shareholders will be approximately equal to the fair market value of the Seller stock surrendered in the exchange. Seller will distribute the Shares it receives in the reorganization, and its other properties, in pursuance of the plan of reorganization. In addition, Seller is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

      Buyer does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Seller. Buyer has no plan or intent to reacquire any of its stock issued in the transaction, and has no plan or intent to sell or otherwise dispose of any of the assets of Seller acquired in the reorganization, except for disposition made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

      None of the compensation received by any shareholder-employee of Seller pursuant to any employment, consulting or similar arrangement is or will be separate consideration for, or allocable to, any of the Shares. None of the Shares received by any Shareholder-employee of Seller pursuant to this reorganization are or will be separate consideration for, or allocable to, any such employment, consulting or similar arrangement. The compensation paid to any Shareholder-employee of Seller is or will be for services rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

      IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed on the day and year first above written.

                                      SELLER:

                                      ALL STAR RENTAL, INC.

                                      BY: /s/ ROBERT D. SIMONS
                                         -----------------------------------
                                         Robert D. Simons, President

                                      SHAREHOLDERS:

                                      /s/ ROBERT D. SIMONS
                                      --------------------------------------
                                      Robert D. Simons

                                      /s/ KEITH CROSBY
                                      --------------------------------------
                                      Keith Crosby

                                      BUYER

                                      BESTWAY, INC.


                                      BY: /s/ TERESA A. SHEFFIELD
                                         -----------------------------------
                                         Teresa A. Sheffield, Vice President